Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Resumption of Operations Previously Suspended by COVID-19 Restrictions

Vancouver, B.C. - June 1, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) announced today that operations have resumed at its Dolores and La Colorada mines in Mexico, which follows the restart of its Shahuindo, La Arena, San Vicente and Manantial Espejo operations that was initiated in May. The mines are initially operating at reduced capacities to accommodate new protocols in response to COVID-19. Pan American is currently awaiting the regulatory authorization to resume the Huaron and Morococha operations in Peru. Pan American had suspended normal operations at its mines in Mexico, Peru, Argentina and Bolivia in March 2020 to comply with mandatory national quarantines imposed in response to the COVID-19 pandemic. The Timmins West and Bell Creek mines in Canada have continued to operate at 90% of capacity.
Detailed protocols have been introduced at all mines to protect the health and safety of the workforce. These protocols include strict sanitary measures, return-to-work health screenings and on-site medical personnel to monitor and respond to any health concerns. Pan American is remobilizing the workforce gradually in order to provide greater physical distancing and to allow time to progressively assess and refine the new protocols.
"We are proceeding with a careful approach to restarting operations, as we work towards restoring full production levels at our operations while protecting the health and safety of our people," said Michael Steinmann, President and Chief Executive Officer of Pan American. "The COVID-19 pandemic continues to cause hardship in many of the communities near our operations. We are expanding the humanitarian assistance we have been providing from donations of food and medical supplies to include assistance in sanitation efforts and facilitating access to education."
Pan American withdrew its 2020 operating guidance on March 12, 2020, given the uncertainties related to the COVID-19 pandemic, and plans to update its guidance for 2020 once the impact of the new protocols on operations can be better determined. Pan American also notes that some of the sustaining capital projects planned for 2020 will be carried over into 2021 as a result of COVID-19.
For more information on Pan American's measures to protect the health and safety of its personnel and communities, please see www.panamericansilver.com/covid-19-response.
OPERATIONS UPDATE
Mexico
La Colorada: ramp-up of underground mining and processing activities commenced on May 24, 2020, with current mining rates at approximately 60% to 70% of capacity. Exploration drilling of the skarn discovery has also restarted, while work on advancing the two new mine ventilation raises continued throughout the suspension. The pre-grouting program for both raises is proceeding well, with completion and commissioning of the underground ventilation raise expected in the third quarter of 2020. The larger exhaust ventilation raise from underground to surface remains on schedule to be completed near the end of 2020.

PAN AMERICAN SILVER CORP. 1

Dolores: open pit mining, crushing, and heap leaching production activities resumed today at approximately 70% to 80% of capacity. The restart of the pulp agglomeration plant and underground mining has been deferred while Pan American assesses and refines health and safety protocols. During the suspension, circulation of process solutions on the heap leach pads continued, with gold and silver produced from pad inventory at reduced rates. Construction activity on the heap leach pad expansion will resume in the fourth quarter of 2020 once the rain season has passed.
Pan American had suspended its La Colorada and Dolores operations in early May to comply with an Executive Order from Mexico's Ministry of Health.
Peru
Shahuindo: open pit mining and run-of-mine heap leach activities resumed on May 15, 2020, and production is ramping up from the current rate of 70% to 80% of capacity. Construction of the heap leach pad expansion is scheduled to resume in June 2020.
La Arena: open pit mining and run-of-mine heap leach activities resumed on May 15, 2020, and production is ramping up from the current rate of 70% to 80% of capacity. Preparation for construction of the waste rock storage facility is scheduled to resume in June 2020.
During the suspensions at both Shahuindo and La Arena, circulation of process solutions on the heap leach pads continued, with gold produced from pad inventory at about 40% of the expected production rate.
Huaron and Morococha: Pan American is awaiting the regulatory authorizations to restart these underground mines.
Pan American had suspended normal operations at its mines in Peru to comply with a mandatory national quarantine declared on March 15, 2020, which has currently been extended to June 30, 2020. On May 2, 2020, the government authorized the resumption of certain mining activities.
Bolivia
San Vicente: underground development activities resumed on May 12, 2020, and mechanized long-hole underground mining resumed on May 18, 2020 at reduced capacity. Plant operations resumed today at approximately 70% to 80% of capacity.
Pan American had suspended normal operations at its San Vicente mine to comply with a mandatory national quarantine declared on March 25, which remains in place at this time. On May 2, 2020, the government authorized the resumption of mining activities.
Argentina
Manantial Espejo: underground mining resumed on April 26, 2020 at approximately 60% to 70% of capacity. The plant is operating at full throughput capacity with ore from the underground mines at Manantial Espejo and Joaquin, supplemented with available low-grade stockpile resources.
Joaquin: underground mining resumed on May 2, 2020 and high-grade stockpiled ore is being hauled to the Manantial Espejo plant for processing.
COSE: development work on preparing the underground mine resumed on May 4, 2020. Pan American expects to begin mining and hauling ore from COSE to the Manantial Espejo plant in the third quarter of 2020.

PAN AMERICAN SILVER CORP. 2

Pan American had suspended normal operations at its mines in Argentina to comply with a mandatory national quarantine declared on March 20, 2020, which has been extended to June 7, 2020. On April 3, 2020, the government authorized the resumption of mining activities.
Canada
Timmins West and Bell Creek: continue to operate at approximately 90% of planned capacity; Pan American is advancing plans to return to full production rates in 2020, depending on the timing of achieving full workforce levels.
Guatemala
The Escobal mine remains on care and maintenance while the government of Guatemala conducts an ILO 169 consultation with the Indigenous communities.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws, and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the operational capacities of our mines to comply with new protocols to protect the health and safety of the workforce; the ability of Pan American to successfully restart or ramp-up its operations efficiently or economically, or at all, the anticipated timing for restart and ramp up, and the anticipated levels of operation that will be achieved; timing to provide updated guidance with respect to Pan American’s operational performance; our ability to achieve and the timing of various activities at our operations, including: to resume construction activity and full re-mobilization of the heap leach pad expansion at Dolores, to complete and commission the underground ventilation raise and the larger exhaust ventilation raise at La Colorada, to resume construction of the heap leap pad expansion at Shahuindo, to resume construction of the waste rock storage facility at La Arena, and to return to full production rates at Timmins West and Bell Creek; the effect that any reductions or suspensions of activities at our operations may have on our operations and our financial and operational results; whether Pan American has sufficient capital, or has access to capital through our credit facility or otherwise, to ramp-up and sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business; that applicable governmental and regulatory authorities will continue with the protocols, decrees and other regulatory directives currently in place and as anticipated; and whether we will be successful and able to continue with our efforts to protect our personnel, communities and others in respect of our business.

PAN AMERICAN SILVER CORP. 3

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; level of operational performance and tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated or return to sufficient levels; currency exchange rates remaining as estimated; availability of funds for Pan American's projects and future cash requirements; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business, including legal restrictions relating to mining, such as those in Chubut, Argentina, and the constitutional court-mandated ILO 169 consultation process in Guatemala; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.